May 19, 2025

Yeoh Chee Wei
Chief Executive Officer
Empro Group Inc.
21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
Selangor, Malaysia

       Re: Empro Group Inc.
           Amendment No. 7 to Registration Statement on Form F-1
           Filed May 9, 2025
           File No. 333-282155
Dear Yeoh Chee Wei:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 15, 2025 letter.

Amendment No. 7 to Registration Statement on Form F-1 filed May 9, 2025
Note 24, page F-50

1. We note your response to prior comment 5. Please explain to us how you concluded that Empro Group's issuance of 5,250,000 ordinary shares to the existing shareholders of Empro Group on a pro rata basis for a purchase price equal to $0.0001 per share is not a bonus issue and/or essentially a stock split. In this regard, we note that this issuance materially increased the number of shares outstanding without impacting the total value of your shares or the ownership of your stockholders. Please reassess the guidance in paragraph 64 of IAS 33 as well as SAB Topic 4:C and revise your financial statements as necessary.
 May 19, 2025
Page 2
Note 28, page F-55

2. Please expand this disclosure to report a measure of profit or loss for each of your two reportable segments. See paragraph 23 of IFRS 8. Any material variances in segment profit or loss should also be explained in MD&A.

       Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Michael T. Campoli